DAIWA CORPORATE ADVISORY LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITOIN AS OF MARCH 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66273

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2023 (MM/DD/YY) AND ENDING 3/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAIWA CORPORATE ADVISORY LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

605 Third Ave, 11th Floor
(No. and Street)

New York	NY	10171
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Pacitto	212-904-9488	Peter.Pacitto@dcadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pacitto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Daiwa Corporate Advisory LLC _____, as of 3/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Peter Pacitto

Title:

Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Daiwa Corporate Advisory LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Corporate Advisory LLC (the Company) as of March 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
May 24, 2024

DAIWA CORPORATE ADVISORY LLC
Statement of Financial Condition
March 31, 2024

ASSETS

Cash and cash equivalents	18,778,661
Financial instrument owned, at fair value	20,035,190
Security deposits	418,611
Accounts receivable, net of allowance of $0	4,030,632
Property and equipment, net of accumulated depreciation of $1,701,365	278,511
Deferred taxes	10,469,351
Current taxes receivable	5,419,224
Lease right of use assets	9,265,826
Prepaid and other assets	2,008,192
Total assets	**70,704,198**

LIABILITES AND MEMBER'S CAPITAL

LIABILITES

Accounts payable	243,606
Accrued expenses	20,271,552
Deferred income	689,983
Lease liabilities	10,943,810
Total liabilities	**32,148,951**

MEMBER'S CAPITAL

Common stock	75
Additional paid-in capital	136,091,730
Accumulated (deficit)	(97,536,558)
TOTAL MEMBER'S CAPITAL	**38,555,247**
Total liabilities and member's capital	**70,704,198**

See accompanying notes to statement of financial condition

1.   **ORGANIZATION**

Daiwa Corporate Advisory LLC (the "Company"), formerly known as DCS Advisory LLC, is a Delaware limited liability company and provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company maintains offices in the United States located in New York, California, Washington DC and Illinois.

The Company is a wholly-owned subsidiary of Daiwa Corporate Advisory Holdings Inc. ("Holdings), which is a wholly-owned subsidiary of Daiwa Capital Markets Americas Holdings Inc. ("Daiwa"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates - The preparation of the Company's Statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

(Continued)

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

Fees Receivables – Receivables are stated net of an allowance of doubtful accounts. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the Company's policy to review all receivables greater than 90 days and record an allowance, if necessary. Credit risk related to fees receivable is dispersed between affiliates. Once the receivable is considered uncollectible based upon the credit worthiness of the client, it is charge-off. The allowance recorded in the statement of financial condition is $0 as of March 31, 2024.

Property and Equipment - Property and equipment consists of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of such improvements or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year.

Leases - The Company's operating leases, where the Company is a lessee, include real estate, such as office space, and various types of office equipment. These leases have a weighted average remaining lease term of approximately five years as of March 31, 2024. The operating lease ROU asset and lease liability were approximately $9 million and $11 million, respectively, as of March 31, 2024.

(Continued)

Goodwill and Other Intangible Assets –The Company does not amortize goodwill, but tests it annually for impairment, or sooner when circumstances indicate an impairment may exist, using a quantitative approach. The Company may elect to perform a qualitative assessment. The Company performed a qualitative assessment according to ASC 350 to determine whether it is more likely than not the fair value of the reporting unit is less than its carrying amount. Intangible assets with definite useful lives are amortized over their useful lives to their residual values.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date.
The Company's results of operations are included in the consolidated federal and certain combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized are classified as income tax expense.

                                                  (Continued)

Financial Instruments Owned - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Recent Accounting Standards - In December 2022, the FASB released ASU 2022-06, Reference Rate Reform (Topic 848 Update). It defers the sunset date of the Reference Rate Reform from December 31, 2022, to December 31, 2024, to extend the ability to apply the guidance in Topic 848, which provides temporary optional guidance to ease the burden in accounting for reference rate reform on financial reporting. The Company adopted this ASU in current year. The adoption had no material impact to its financial results or statement of financial condition.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures. This ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. This ASU is effective for the Company in fiscal year ending March 31, 2025. The Company is presently evaluating the effect of the ASU.

3. **GOODWILL**

The Company performed a goodwill impairment test with respect to estimating the Fair Value of the Company in March 2024. The changes in the carrying amount of goodwill for the year ended March 31, 2024 are as follows:

Goodwill	
Balance as of March 31, 2023	$ 28,765,047
Accumulated impairment losses	(28,765,047)
Balance as of March 31, 2024	$ 0

(Continued)

4. **SECURITY DEPOSITS**

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided a cash deposit or fully cash collateralized letter of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at March 31, 2024 were $418,611. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

5. **PROPERTY AND EQUIPMENT**

As of March 31, 2024, property and equipment consist of the following:

Furniture and fixtures	$ 101,185
Computer and software	700,955
Leasehold improvements	1,177,735
	1,979,875
Less: Accumulated depreciation and amortization	(1,701,364)
Property and equipment, net	$ 278,511

6. **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

As of March 31, 2024, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 20,271,631
Accrued professional fees	243,527
	$ 20,515,158

(Continued)

7.   RELATED PARTY TRANSACTIONS

The Company and Daiwa's related parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or Daiwa's related parties, which creates either a receivable or payable for the Company with Daiwa's related parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, Daiwa's related parties and certain Company employees, the Company is reimbursed by Daiwa's related parties for certain employee benefits and related administrative costs.

The Company maintains a security account with Daiwa CM America and invests in a fixed income security. As of March 31, 2024, the account balance is $20,035,190 which is included in financial instruments owned, at fair value in the statement of financial condition.

The company performs administrative function for the infrastructure team located in the US. The revenue is recorded gross and receipts from transactions is remitted to DC UK.

Receivable from and payable to relates parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs and vendor out-of-pocket expenses.

(Continued)

8. **LEASES**

Operating Leases - The Company leases both long-term and short-term office space at various locations in the United States pursuant to operating leases expiring at various times through December 2030.

As of March 31, 2024, the future minimum payments under these operating leases are as follows:

	Lease payments
FYE 3/31/25	2,638,746
FYE 3/31/26	2,730,489
FYE 3/31/27	2,761,819
FYE 3/31/28	2,187,387
FYE 3/31/29	1,331,676
FYE 3/31/30	280,709
Total future lease payments	**11,930,826**
Less imputed interest (based on weighted-average discount rate of 3.82%)	**(987,016)**
Lease liability	**$ 10,943,810**

9. **COMMITMENT, CONTINGENCIES, AND GUARANTEES**

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at March 31, 2024.

(Continued)

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows. U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

At March 31, 2024, financial instruments owned amount to $20,035,190, are maintained with Daiwa CM America and are classified as level 1. There were no financial instruments reported at fair value classified as level 2 or level 3 as of March 31, 2024.

(Continued)

11. **INCOME TAXES**

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2024 are as follows:

Deferred tax assets:		
Goodwill	$	7,126,572
Lease liabilities		2,591,278
Deferred compensation		1,335,923
AMT credit and net operating loss carryforward		763,396
Mandates and pipeline		540,654
Deferred revenue		163,388
Other		142,287
Total gross deferred tax assets		12,663,498
Valuation allowance		—
Deferred tax assets, net of valuation allowance		12,663,498
Deferred tax liabilities:		
ROU assets		(2,194,148)
Total gross deferred tax liabilities		(2,194,148)
Net deferred tax assets	$	10,469,350

A valuation allowance represents the portion of the Company's deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. Management believes that the realization of the net deferred tax asset of $10,469,350 at March 31, 2024 is more likely than not based on expectations of future taxable income.

Income taxes receivable from affiliates of $5,419,224 are included in other assets on the Statement of Financial Condition as of March 31, 2024.

Major taxing jurisdictions for the Company and tax years for each that remain open to examination are as follows:

U.S. Federal	March 31, 2021 and after
New York State	March 31, 2016 and later
New York City	March 31, 2017 and later
California	March 31, 2020 and later

As of March 31, 2024, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

(Continued)

12. CONCENTRATIONS

<u>Major Clients</u>

At March 31, 2024, the accounts receivable balance was $4,030,632, one related party represented 79% of the Company receivable balance.

<u>Cash and Cash Equivalents and Security Deposit Concentrations</u>

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

13. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At March 31, 2024 the Company had net capital of $15,930,727, which was in excess of its statutory requirement by $15,680,727.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through May 24th, 2024, the date at which the statement of financial condition were available to be issued and determined that there are no other items to recognize or disclose.

- -

(Continued)